1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date December 30, 2016	By /s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 01171)

ANNOUNCEMENT ON NON-PROCEEDING OF NON-PUBLIC ISSUANCE OF A SHARES

This announcement is made pursuant to the disclosure obligations under Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Reference is made to the announcement of Yanzhou Coal Mining Company Limited (“Yanzhou Coal” or the “Company”) dated 16 June 2016, the announcement of the Company dated 19 August 2016 and the circular of the Company dated 25 July 2016 (the “Circular”). Unless otherwise stated, capitalized terms used in this announcement shall have the same meanings as those defined in the Circular. At the twenty-seventh meeting of the sixth session of the board of directors of the Company held on 30 December 2016, the resolution on the “Proposal in relation to non-proceeding of the Company’s non-public issuance of A Shares” (the “Proposal”) was considered and passed by the Company.

Relevant matters are hereby announced as follows:

1.	General Information of the Non-Public Issuance of Shares

At the twenty-second meeting of the sixth session of the board of directors of the Company held on 16 June 2016, the resolution on the “Proposal in relation to the non-public issuance of shares by the Company to specific target investors” and other resolutions related to the non-public issuance of A Shares were considered and passed, and at the first extraordinary general meeting of 2016 held on 19 August 2016 and the second class meetings of the holders of A shares and H shares of the abovementioned resolutions in relation to the non-public issuance of A shares were considered and approved (the “Non-Public Issuance”).

The amount of A shares issued under the Non-Public Issuance did not exceed 538,000,000 A shares (inclusive) and raised proceeds not exceeding RMB6,000,000,000 (inclusive), the net value of the raised proceeds after deduction of issue expenses was proposed to be invested in the following projects:

Unit: RMB’000

No.	Name of Project	Total Investment	Amount of proceeds intended to be used in the project
1	Acquisition of 52% equity interests in Jiutai Energy	1,840,240.00	1,800,000.00
2	Increase in the registered capital of Zhongyin Leasing	5,000,000.00	2,400,000.00
3	Repayment of bank loans	—	1,800,000.00

	Total	—	6,000,000.00

2.	Reasons for the non-proceeding of the Non-Public Issuance by the Company

Since the announcement of the proposal for the Non-Public Issuance, the board of directors, management and intermediaries have actively pushed forward the various matters relating to the Non-Public Issuance. In light of the changes that have occurred in China’s capital markets environment and the Company’s business environment since the announcement of the proposal for the Non-Public Issuance, currently the Company has yet to submit the relevant documentation of the Non-Public Issuance to the China Securities Regulatory Commission, nor has the Company signed any subscription documentation for the Non-Public Issuance with any special target investors.

To protect the interests of broader investors, the Company, having taken into account the external financial environment, its internal productive and operational needs, the actual development of the projects in which proceeds of the Non-Public Issuance were intended to be invested, future strategies for development and various other factors, proposes to not to proceed with the Non-Public Issuance.

3.	Procedures for consideration and approval of the non-proceeding of the Non-Public Issuance of the Company

At the twenty-seventh meeting of the sixth session of the board of directors of the Company held on 30 December 2016, the resolution on the Proposal was considered and passed by the board of directors, it was agreed that it would be submitted for approval by the shareholders in a shareholders’ general meeting, and the Company’s independent directors gave their independent opinion on the non-proceeding of the Non-Public Issuance. The Company will, within 2 trading days from the date of this announcement, hold an investor briefing session regarding the non-proceeding of the Non-Public Issuance on The Shanghai Stock Exchange online platform. The Company undertakes not to contemplate the non-public issuance of A shares for one month following this board resolution announcement, at the same time submitting for approval by the shareholders in a shareholders’ general meeting the non-proceeding of the Non-Public Issuance and fully authorising the board of directors to process all matters relating to the non-proceeding of the Non-Public Issuance.

4.	Impact of the non-proceeding of the Non-Public Issuance on the Company

The non-proceeding of the Non-Public Issuance is a prudent decision taken as a result of the actual situation of the capital markets environment and the taking into account of internal productive and operational needs, the actual development of the projects in which proceeds of the Non-Public Issuance were intended to be invested, future strategies for development and various other factors. The non-proceeding of the Non-Public Issuance by the Company will not affect the normal production and operations of the Company, nor will it present a situation that will harm the interests of the Company’s shareholders, in particular the interests of its minority shareholders. The Company will continue to invest funds from self-owned funds and funds raised from other means of financing in the relevant projects, to ensure their businesses are successfully promoted.

5.	Documents for Inspection

Resolutions Passed at the Twenty-Seventh Meeting of the Sixth Session of the Board of Directors of Yanzhou Coal Mining Company Limited

Independent Opinion of the Independent Directors on the Matter Relating to the Non-Proceeding of the Non-Public Issuance of the A Shares

By order of the Board
Yanzhou Coal Mining Company Limited
Chairman of the Board
Li Xiyong

Zoucheng City, Shandong Province, the PRC

30 December 2016

As at the date of this announcement, the Directors of the Company are Mr. Li Xiyong, Mr. Li Wei, Mr. Wu Xiangqian, Mr. Wu Yuxiang, Mr. Zhao Qingchun, Mr. Guo Dechun and Mr. Guo Jun, and the independent non-executive Directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Qi Anbang.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

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